

Mail Stop 4631

September 10, 2009

Alan Hartslief
Chief Financial Officer and Secretary
KHD Humboldt Wedag International Ltd.
Suite 702, 7/F, Ruttonjee House, Ruttonjee Centre,
11 Duddell Street, Central
Hong Kong SAR, China

> **Re:** **KHD Humboldt Wedag International Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 1-4192**

Dear Mr. Hartslief:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Risk Factors, page 18

1. We note the statement "Additional risks not presently known to us may also impair our business operations." Since you must disclose all risks that you believe are material at this time, please delete the statement in future filings.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism…, page 21

2.   Tell us, with a view toward disclosure in future filings, the countries in which you currently engage in business that the United States State Department has designated as state sponsors of terrorism.

Item 4. Information on the Company, page 24
Order Intake and Backlog, page 27

3.   We note your disclosure of order backlog as of December 31, 2008 and 2007 along with the discussion of the "contracts at risk." Please also disclose in future filings the portion of total backlog not reasonably expected to be filled within the current fiscal year in accordance with Item 101(c)(viii) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects, page 35
Liquidity and Capital Resources, page 43

4.   Please revise your future filings to disclose and discuss the specific terms of the most significant covenants under your credit facilities. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Also, please address the potential risks and consequences of not complying with such covenants. Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Application of Critical Accounting Policies, page 46
Revenue Recognition, page 46

5.   We note that you recorded a $32 million charge in fiscal 2008 as a result of customer contract cancellations. With a view towards future disclosure, please provide us with the following information:

- We note your disclosure on page two that the project terminations exposed a weakness or risk in certain contract terms and credit insurance instruments. Please provide us a specific and comprehensive discussion of the nature of the weaknesses you identified.
- Please provide us a specific and comprehensive discussion regarding how you determined that it is appropriate to recognize your revenue on the percentage-of-completion method under U.S. GAAP. In this regard, it is unclear to us if you have legal and enforceable rights to payment for work performed on contracts that have been modified or cancelled.

Alan Hartslief
KHD Humboldt Wedag International Ltd.
September 10, 2009
Page 3

- We note your discussion of contracts that are at risk. Please provide a
  qualitative and quantitative discussion regarding your legal and
  enforceable rights to collect payment for costs incurred and supplier
  commitments that relate to these contracts and whether losses may be
  incurred as a result of these commitments.

Receivables, page 46

6. We note your disclosure that you acquire assets in satisfaction of receivables.
With a view towards future disclosure, please provide us with a more specific and
comprehensive discussion of the circumstances under which you enter into these
transactions and quantify for us the frequency of these transactions.

(xxi) Employee Future Benefits, page 89

7. We note your reference to an independently prepared actuarial report. Please tell
us the nature and extent of the involvement of third party and tell us whether you
believe they are acting as experts as defined in the Securities Act of 1933.

Note 15. Provision for Warranty Costs, page 102

8. In future filings, please provide a roll-forward of the warranty liability for each
period you present a statement of operations.

Note 26. Financial Instruments, page 111

9. With a view towards future disclosure, please provide the following information:
- Tell us the significant assumptions used in determining the fair value of
  the Mass Financial preferred shares that resulted in you recognizing a
  $55.1 million loss as of December 31, 2008. In addition, please provide
  us with a specific and comprehensive discussion regarding how you
  considered the lack of a liquid, active market in your determination of the
  fair value of the shares.
- We note your disclosure on page 38 that you had entered into negotiations
  with Mass Financial in order to realize the economic value of the shares.
  We further note your statement that the settlement amount may differ from
  the fair value of the shares. Given that you had an indication there was a
  risk of further loss on the value of these shares upon settlement, please tell
  us how you determined that your estimate of fair value was appropriate at
  December 31, 2008.
- We note that you recorded a subsequent $9.5 million loss upon settlement
  during the second quarter of 2009. We further note your statement in your
  Form 6-K for the month of August, 2009 that there was no change in the
  fair value of the shares between December 31, 2008 and settlement date.

- Please provide us with a specific and comprehensive discussion of the underlying reasons why the shares were settled at an amount less than their fair value.

Exhibit Index

10.   Include in future filings an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

Exhibits

11.   We note the disclosure of an independent consulting agreement, employments agreements, and a management services agreement under "Employment Agreements and Termination of Employment or Change of Control" on page 54. Tell us why the agreements have not been filed as exhibits to the annual report on Form 20-F. See Instruction 4(c) for exhibits on Form 20-F.

Exhibit 8.1

12.   List in future filings the jurisdiction of incorporation of each subsidiary. See Instruction 8 for exhibits on Form 20-F.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding the financial statements and related comments. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Sincerely,

John Cash
Accounting Branch Chief